Exhibit 99.1

SuperX Continues Share Repurchases to Demonstrate Confidence in Long-Term Growth, Substantial APAC Orders Validate Growth Potential

SINGAPORE, September 3, 2026 — SuperX AI Technology Limited (NASDAQ: SUPX) (“SuperX” or the “Company”), a Nasdaq-listed full-stack AI infrastructure solutions provider, today updated the market on its share repurchase program. The Company’s ongoing secondary market repurchases represent the strategic capital allocation decision made by the Board and management, driven by their firm conviction in the Company’s intrinsic value and long-term growth prospects. The Company’s recent landmark contract wins across the Asia-Pacific region and expanding global footprint validate its solid operational fundamentals and compelling growth prospects, providing a strong foundation for its long-term development.

The Company’s Board of Directors authorized a new share repurchase program (the “2026 Repurchase Program”) as of August 6, 2026, under which the Company may repurchase up to US$20 million of its outstanding ordinary shares over the next twelve months. As of September 2, 2026, the Company has repurchased 5,630 ordinary shares under the 2026 Repurchase Program at an average net repurchase price of US$7.9325 per ordinary share.

The Board and management believe the Company’s current market valuation does not fully capture its intrinsic value and long-term growth potential. Share repurchases serve as a key capital allocation tool to enhance shareholder value while preserving sufficient financial flexibility and sustaining strategic investments in core business expansion. The continued execution of repurchases demonstrates the Company’s confidence in its competitive strengths and long-term growth prospects.

SuperX has delivered robust commercial progress across the APAC region in 2026, with multiple landmark project wins validating its product competitiveness and global delivery capabilities. According to the announcements made by the Company in August 2026, the Company’s Global Supply Center in Japan has ramped up stable large-scale operations, securing four consecutive purchase orders from local key partner Digital Dynamic Inc. (DDI). Cumulative Pro6000 server shipments to DDI reached approximately US$38 million by late August 2026, with an additional US$20 million of new orders in backlog. The Company has also secured a US$38.8 million NVIDIA B300 server cluster order from Woodman Inc., scheduled for delivery in mid-November 2026, further strengthening its foothold in Japan’s high-end AI infrastructure market. In a major strategic expansion, SuperX has entered the Australian market by securing the inaugural batch of 128 NVIDIA B300 servers from local computing provider Ezisight, marking its official penetration into the Oceania AI infrastructure sector.

Backed by its sophisticated overseas supply chain, localized warehousing and scheduling systems, and integrated end-to-end delivery model, SuperX has successfully monetized next-generation NVIDIA B300 high-performance computing solutions, earning broad market recognition for its full-stack AI infrastructure offerings. The Company’s expanding order backlog and proven global project execution track record validate its resilient fundamentals and clear growth path, supporting disciplined long-term strategy execution and capital allocation activities.

The repurchases have been made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, in compliance with applicable securities laws, including the safe harbor provisions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. Repurchases under the 2026 Repurchase Program may be made from time to time in the open market or through privately negotiated transactions, in compliance with applicable securities laws, including the safe harbor provisions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and pursuant to Rule 10b5-1 trading plans.

About SuperX AI Technology Limited (NASDAQ: SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, we or our representatives may from time to time make forward-looking statements orally or in writing. These forward-looking statements are based on our expectations and projections about future events derived from information currently available to us. You can identify forward-looking statements by their non-historical nature, particularly by terms such as “may”, “should”, “expects”, “anticipates”, “estimates”, “believes”, “plans”, “projects”, “potential”, or “hopes” and their negatives or similar expressions. In evaluating these forward-looking statements, you should consider various factors including: our ability to obtain adequate and timely supply of GPUs and other components from NVIDIA and other suppliers; our dependence on a limited number of customers and the timing of customer deliveries and data-centre readiness; our ability to keep pace with new technologies and changing market demands; the competitive environment of our business; and the other risks described in our most recent annual report on Form 20-F and other filings with the SEC. These and other factors may cause actual results to differ materially from any forward-looking statements.

Forward-looking statements are only predictions. Readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking events discussed in this press release (including delivery timelines, capacity, order value, counterparty performance risks, potential future capacity expansion and business collaboration opportunities, and other statements made by us or our representatives from time to time) may not occur, and actual circumstances and results may differ materially. Actual delivery timelines and values for AI servers may vary subject to customer data-center readiness and supply-chain conditions. We undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

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